FORM 6-K

          SECURITIES AND EXCHANGE COMMISSION

               Washington, D.C.  20549

               Report of Foreign Issuer
       Pursuant to Rule 13a - 16 or 15d - 16 of
         the Securities Exchange Act of 1934

              For the month of August, 2003

             Intertape Polymer Group Inc.

               110E Montee de Liesse
        St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

      Form 20-F                Form 40-F      X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

      Yes                      No             X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______]


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            INTERTAPE POLYMER GROUP INC.



Date:  August 14, 2003      By:  /s/Andrew M. Archibald
                                 Chief Financial Officer,
                                 Secretary, Vice President,
                                 Administration

2003
Second Quarterly Report


[LOGO]

OVERVIEW

The second quarter of 2003 was the third full quarter following the Company's announcement of $17.5 million in cost reduction initiatives to address existing market conditions. Market conditions have not improved markedly since then. However, the measures taken by the Company in the areas of sales and costs have enabled it to improve its bottom line performance significantly. The second quarter 2003 earnings represented an increase of 34% compared to the first quarter of 2003, and a return towards the levels of the first half of last year.

Second quarter 2003 revenues were negatively impacted by the fact that some of the Company's customers pre-bought in the first quarter of 2003 in anticipation of increasing prices resulting from rising raw material costs. Also, the month of May was a very weak month for the industrial markets in which the Company competes. Despite these pressures, the Company grew its net earnings from $0.09 a share in the first quarter of 2003, to $0.12 a share in the second quarter of 2003, by effectively managing its pricing structure, product mix and various cost reduction initiatives.

The Company's previously announced program to reduce costs by $17.5 million is proceeding as planned. The Flexible Intermediate Bulk Container (FIBC) plant consolidation was completed in the fourth quarter of 2002. At the beginning of the second quarter, the Company announced the consolidation of three existing regional distribution centers (RDCs) into a new facility in Danville, Virginia, adjacent to existing manufacturing operations. The work is proceeding, but there have been some weather-related construction delays. Consequently, it is possible that some of the expected savings will not be realized in 2003. In June, the Company also announced its intention to consolidate its two water-activated tape plants in Wisconsin. The expected savings from this action, which is likely to occur in the first quarter of 2004, will be in addition to the previously announced $17.5 million of cost reduction initiatives.

Revenues and earnings for the first half of 2003 are in line with the Company's business plan, and the Company should meet all of its targets for the full year, assuming a stable raw material pricing environment and no adverse changes in current economic conditions.

RECENT DEVELOPMENT

At the end of the second quarter, the Company acquired its partner's 50% common share interest in Fibope Portuguesa Filmes Biorientados S. A. (Fibope), a manufacturer and distributor of shrink film based in Portugal that was established seven years ago. This acquisition provides the Company with control of manufacturing and distribution, which should enable it to maximize growth opportunities for its advanced technology in shrink films in the European marketplace. This acquisition also provides a solid platform to manufacture and distribute the Company's pressure-sensitive performance products in the European market that is similar to that of North America's.

The purchase of Fibope shares was paid for by the issuance of approximately one million of the Company's common shares valued at $7.2 million in total. As the Fibope acquisition was effectively made at the end of the quarter, there was no significant impact on the income statement or the weighted average number of shares outstanding. In accordance with generally accepted accounting principles
(GAAP), the transaction is reflected in the balance sheet and, as a non-cash transaction, the acquisition cost and the Company's issuance of shares cannot be reflected in the cash flows statement for the quarter.

REVIEW OF OPERATIONS

SALES

Sales for the second quarter of 2003 were $150.2 million, compared to sales of $153.7 for the same quarter a year ago. In addition to the challenges of a continuously changing business environment, second quarter sales were affected by first quarter pre-buying as some customers attempted to avoid anticipated price increases, and a weak month of May for industrial markets in which the Company competes.

Sales for the first six months of the year were up slightly at $303.8 million, compared to $300.4 million last year.

The Company maintains its expectation of approximately 5% revenue growth for fiscal 2003.

GROSS PROFIT AND GROSS MARGINS

Gross profits for the second quarter of 2003 were $34.1 million compared to $33.9 million for the same quarter last year. This yielded a gross margin of 22.7%, up from 22.1% for the second quarter of last year. In the second quarter of 2003, gross profits and gross margins were also above first quarter 2003 levels of $33.8 million and 22.0% respectively, a significant improvement given the lower second quarter sales. The improvements in gross margin resulted in part from the Company's success in managing prices to recover a significant portion of the raw material cost increases. The improved margin also reflects the benefits of initiatives implemented in the first quarter, including waste reduction programs and changes to blending formulas, as well as the ability to contain manufacturing and labor costs.

Gross profits for the year to date were $67.9 million for a gross margin of 22.3%, virtually unchanged from $67.4 million or 22.4% a year ago.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses were $20.8 million (13.9% of sales) for the second quarter of 2003, up slightly from $20.5 million (13.3% of sales) for the second quarter 2002 but down from $22.0 million (14.3% of sales) in the first quarter of 2003. The Company reduced SG&A expenses by $1.2 million in the second quarter, compared to the first quarter of 2003, and plans further reductions during the remainder of the fiscal year.

For the six-month period ended June 2003, SG&A expenses were $42.8 million (14.1% of sales), slightly higher than expenses of $40.8 million (13.6% of sales) last year.

OPERATING PROFIT

Operating profits (defined as gross profit less SG&A expenses) were $13.3 million for the second quarter ended June 30, 2003, representing 8.8% of sales. This is comparable to figures of $13.5 million and 8.8% for last year. Second quarter operating profits were up appreciably from $11.8 million or 7.7% of sales in the first quarter of 2003, reflecting the improved gross margin and reduced SG&A expenses.

For the first six months of the year, operating profits amounted to $25.1 million compared to $26.6 million in 2002. Operating profit is a non-GAAP financial measure that the Company believes enhances the understanding of its ongoing operating results, and which is used by management, lenders, and investors in evaluating a company's performance.

FINANCIAL EXPENSES

Financial expenses were $7.8 million in the second quarter of 2003, compared to $7.9 million for the same quarter in 2002. The decline reflected interest savings resulting from lower levels of debt compared to the same period last year. Total debt was $25.4 million lower on June 30, 2003, compared to June 30, 2002. These savings were offset in part during the quarter by increased bank charges and greater amortization of deferred financing charges.

For the six months ended June 2003, financial expenses were $15.5 million, down $1.3 million compared to last year.

EBITDA

For the second quarter of 2003, earnings before interest, taxes, depreciation and amortization (EBITDA) were $18.9 million, compared to $19.7 million for the second quarter 2002 and $17.6 million for the first quarter 2003.

For the first half of 2003, EBITDA was $36.5 million, compared to $38.5 million for the first half of 2002.

EBITDA is a non-GAAP financial measure that the Company believes enhances the understanding of its ongoing operating results, and which is used by management, lenders, and investors in evaluating a company's performance. A reconciliation of the Company's EBITDA is set out in the reconciliation table below:


EBITDA Reconciliation to Net Earnings
(in millions of US dollars)

                          Three Months                          Six Months
                      June 30,   June 30,   March 31,        June 30,     June 30,
                          2003       2002        2003            2003         2002
__________________________________________________________________________________
                             $          $           $               $            $
Net Earnings               3.9        4.3         2.9             6.8          7.1
  Add Back:
  Financial Expens         7.8        7.9         7.7            15.5         16.8
  Income Taxes             0.5        0.5         0.4             0.8          0.9
  Depreciation and
    Amortization           6.7        7.0         6.6            13.4         13.7
__________________________________________________________________________________

EBITDA                    18.9       19.7        17.6            36.5         38.5
__________________________________________________________________________________

NET EARNINGS

For the second quarter of 2003, the Company posted net earnings of $3.9 million, or $0.12 per share, basic and diluted, compared to net earnings of $4.3 million, or $0.13 per share, basic and diluted, for the same period in 2002. Second quarter net earnings were up 34% over first quarter net earnings of $2.9 million, or $0.09 per share, basic and diluted.

Net earnings for the first six months of the year were $6.8 million, or $0.20 per share, basic and diluted, compared to $7.1 million last year, or $0.22 per share, basic and diluted.


LIQUIDITY AND CAPITAL
RESOURCES

CASH FLOWS

For the second quarter of 2003, the Company generated cash from operations before changes in non-cash working capital items of $11.1 million compared to $11.9 million for the same period last year. For the first six months of the year, cash from operations totaled $20.9 million compared to $21.7 million last year.

Changes in non-cash working capital items for the three months ended June 30, 2003 used $0.1 million in cash having contributed $2.8 million during the same period the previous year. For the first half of the year, non-cash working capital items used $9.8 million compared to $11.4 million a year ago. The main factors behind the net use in funds were the build-up of inventories in advance of annual plant shutdowns occurring in the third quarter, and the build-up of receivables due to customer pre-buying in advance of sales price increases. This trend was reversed during the second quarter of 2003 as the continued build in inventories was offset by a reduction in trade receivables and other items.

Working capital was $65.7 million as at June 2003, compared to $63.8 million as at March 2003 and $61.2 million as at December 2002.

The Company continues to make working capital reductions a priority. At June 30, 2003, inventories were $71.9 million, up from $61.0 million at December 31, 2002 due to planned build-ups prior to annual plant shutdowns. However, on a year-over-year basis, the Company achieved inventory reductions of $5.0 million as at the end of the second quarter of 2003, despite the impact of substantially higher raw material costs. This is attributable to the Company's investment in RDCs and central planning, which allows the Company to fill customer orders with a lower level of finished goods investment.

During the three months ended June 30, 2003, the Company used cash flow of $1.2 million in investing activities compared to $3.4 million in the same period a year earlier, primarily as a result of lower capital expenditures.

In the second quarter of 2003, $2.6 million was invested in property, plant and equipment compared to $3.6 million in the same quarter last year. Expenditures in property, plant and equipment in the first half of the year fell to $5.1 million from $6.5 million last year. Investments in acquisitions and plant upgrades made in previous years, as well as some recent plant consolidations, have resulted in lower capital spending requirements this year compared to last year. Total capital expenditures for the 2003 fiscal year are expected to be in the range of $13.0 to $15.0 million.

Financing activities used cash flow of $9.5 million in the second quarter of 2003 compared to $8.7 million in the same quarter last year. Financing activities in the second quarter of 2003 consisted of the repayment of $15.9 million of long-term debt, part of which was refinanced with short-term debt.

In the first six months of 2003, the Company reduced long-term debt by a total of $21.1 million. Part of this debt reduction was financed by drawdowns of $15.2 million against lines of credit during the six months ended June 2003, including $6.3 million in the second quarter.

LIQUIDITY

Cash flows from operating activities less cash used for investing activities was $9.7 million for the second quarter 2003, compared to $11.3 million for the second quarter 2002, and up significantly from the first quarter 2003 shortfall of $4.3 million.

Cash flows from operating activities less cash used for investing activities was $5.4 million for the first half 2003, compared to $1.5 million for the same period last year.

On a full year basis, the Company still expects to generate excess cash, defined as cash flows from operating activities less cash used for investing activities, of approximately $29.0 million. The Company intends to use its excess cash to reduce its total debt by approximately $29.0 million this year. At June 30, 2003, the Company's overall debt level was down $3.7 million from December 31, 2002, before considering the debt assumed by the Company as part of the Fibope acquisition.

In North America, the Company has a $50.0 million revolving credit facility. As at June 30, 2003, $27.1 million net was drawn and outstanding, leaving $22.9 million available for future use. The drawn portion included letters of credit in the amount of $4.2 million.

All scheduled debt repayments were made during the quarter. The Company remains in full compliance with all its financial and other covenants relating to its outstanding debt obligations, and believes that its funds generated through future operations and availability of borrowings under its credit facilities will be sufficient to fund its debt service and working capital requirements for the foreseeable future.

CURRENCY RISK

The Company is subject to currency risks through its Canadian and European operations. Changes in the exchange rates may result in decreases or increases in the foreign exchange gains or losses. The Company does not require the use of derivative instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.


FORWARD-LOOKING STATEMENTS

Certain statements and information set forth in this Quarterly Report, including statements regarding the business and anticipated financial performance of the Company, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform
Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Some of the factors that could cause such differences include, but are not limited to, inflation and general economic conditions, changes in the level of demand for the Company's products, competitive pricing pressures, and general market trends. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. These and other factors should be considered carefully and undue reliance should not be placed on forward-looking statements. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.



Consolidated Earnings (unaudited)
Periods ended June 30,
(In thousands of US dollars, except per share amounts)

                                     Three months                    Six months
                              _________________________       _______________________
                                     2003          2002             2003         2002
                              ___________   ___________       __________   __________
                                        $             $                $            $
Sales                             150,249       153,657          303,841      300,394
Cost of sales                     116,166       119,713          235,959      233,034
                              ___________   ___________       __________   __________
Gross profit                       34,083        33,944           67,882       67,360

Selling, general and
  administrative expenses          20,830        20,454           42,812       40,753
Research and development            1,086           796            1,980        1,763
Financial expenses                  7,825         7,872           15,525       16,855
                              ___________   ___________       __________   __________
                                   29,741        29,122           60,317       59,371
                              ___________   ___________       __________   __________
Earnings before income taxes        4,342         4,822            7,565        7,989
Income taxes                          439           534              761          882
                              ___________   ___________       __________   __________
Net earnings                        3,903         4,288            6,804        7,107
                              ___________   ___________       __________   __________
Earnings per share
    Basic                            0.12          0.13             0.20         0.22
                              ___________   ___________       __________   __________

    Diluted                          0.12          0.13             0.20         0.22
                              ___________   ___________       __________   __________




Consolidated Retained Earnings (unaudited)
Periods ended June 30,
(In thousands of US dollars)

                                     Three months                    Six months
                              _________________________       _______________________
                                     2003          2002             2003         2002
                              ___________   ___________       __________   __________
                                        $             $                $            $
Balance, beginning of period       53,015       107,386           50,114      104,567
Net earnings                        3,903         4,288            6,804        7,107
                              ___________   ___________       __________   __________
Balance, end of period             56,918       111,674           56,918      111,674
                              ___________   ___________       __________   __________

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets (unaudited)
(In thousands of US dollars)

                                           As at            As at          As at
                                        June 30,         June 30,   December 31,
                                            2003             2002           2002
                                        ________         ________   ____________
                                               $                $              $
ASSETS
Current assets
  Trade receivables, net of allowance
    for doubtful accounts of $3,640
    ($4,804 in June 2002, $3,844 in
    December 2002)                        91,514           93,104         86,169
    Other receivables                     10,357           12,152         10,201
    Inventories                           71,896           76,919         60,969
    Parts and supplies                    12,837           12,221         12,377
    Prepaid expenses                       6,139            6,154          7,884
    Future income tax assets               2,397            4,025          2,397
                                          ______           ______         ______
                                         195,140          204,575        179,997
Property, plant and equipment            357,447          363,665        351,530
Other assets                              14,014           12,214         13,178
Goodwill                                 165,633          229,299        158,639
                                         _______          _______        _______
                                         732,234          809,753        703,344
LIABILITIES
Current liabilities
  Bank indebtedness                       25,391          19,936           8,573
  Accounts payable and accrued
    liabilities                           83,799          85,880          80,916
  Instalments on long-term debt           20,300          13,429          29,268
                                        ________         _______         _______
                                         129,490         119,245         118,757
Long-term debt                           274,152         311,859         283,498
Other liabilities                          3,530           3,785           3,550
Future income taxes                        5,164          22,506           4,446
                                        ________         _______         _______
                                         412,336         457,395         410,251
                                        ________         _______         _______
SHAREHOLDERS' EQUITY
Capital stock and share purchase
  warrants                               246,362         236,822         239,185
Retained earnings                         56,918         111,674          50,113
Accumulated currency translation
  adjustments                             16,618           3,862           3,795
                                         _______         _______         _______
                                         319,898         352,358         293,093
                                         _______         _______         _______
                                         732,234         809,753         703,344

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Cash Flows (unaudited)
Periods ended June 30,
(In thousands of US dollars)

                                     Three months                    Six months
                              _________________________       _______________________
                                     2003          2002             2003         2002
                              ___________   ___________       __________   __________
                                        $             $                $            $
OPERATING ACTIVITIES
Net earnings                        3,903         4,288            6,804        7,107
Non-cash items
  Depreciation and amortization     6,724         7,046           13,363       13,664
  Future income taxes                 439           534              760          882
                              ___________   ___________       __________   __________
Cash from operations before
  changes in non-cash working
  capital items                    11,066        11,868           20,927       21,653
                              ___________   ___________       __________   __________
Changes in non-cash working
capital items
  Trade receivables                 3,649          (586)          (2,722)      (3,113)
  Other receivables                   334        (2,309)             116          778
  Inventories                      (4,300)	 (6,481)          (8,147)      (5,528)
  Parts and supplies                 (224)         (218)            (124)        (533)
  Prepaid expenses                    698         2,270            1,845        3,321
Accounts payable and accrued
  liabilities                        (286)       10,123             (808)      (6,302)
                              ___________   ___________       __________   __________
                                     (129)        2,799           (9,840)     (11,377)
                              ___________   ___________       __________   __________
Cash flows from operating
  activities                       10,937        14,667           11,087       10,276
INVESTING ACTIVITIES
Property, plant and equipment      (2,629)       (3,625)          (5,080)      (6,467)
Other assets                        1,345           243             (608)      (2,271)
Cash flows from investing
  activities                       (1,284)       (3,382)          (5,688)      (8,738)
                               __________   ___________        _________   __________
FINANCING ACTIVITIES
Net change in bank indebtedness     6,343        (3,658)          15,175       (8,375)
Repayment of long-term debt       (15,852)       (4,962)         (21,117)     (37,689)
Issue of common shares                              (50)                       47,326
                               __________   ___________        _________   __________
Cash flows from financing
  activities                       (9,509)       (8,670)          (5,942)       1,262
                               __________   ___________        _________   __________
Net increase (decrease) in
  cash position                       144         2,615             (543)       2,800
Effect of foreign currency
  translation adjustments            (144)       (2,615)             543       (2,800)
                               __________   ___________        _________   __________
Cash position, beginning and
  end of period                       ---           ---              ---          ---
                               __________   ___________        _________   __________

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1.
Basis of Presentation

In the opinion of Management the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.'s (IPG) financial position as at June 30, 2003 and 2002 and December 31, 2002 as well as its results of operations and its cash flows for the three and six months ended June 30, 2003 and 2002.

While Management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with IPG's annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements.

NOTE 2.
Earnings per Share

The following table provides a reconciliation between basic and diluted earnings per share:
In thousands of US dollars
(Except per share amounts)

                                     Three months                    Six months
                              _________________________       _______________________
Period ended June 30                 2003          2002             2003         2002
_______________________________________________________       _______________________
                                        $             $                $            $
Net  earnings  applicable
  to common shares                  3,903         4,288            6,804        7,107

Weighted average
  number of common
  shares outstanding (000s)        33,833        33,623           33,827       31,889

Effect of dilutive stock options
and warrants(a) (000s)                 79           626               58          459
_______________________________________________________       _______________________
Weighted average number
  of diluted common shares
  outstanding (000s)               33,912        34,249           33,885       32,348
Basic earnings per share             0.12          0.13             0.20         0.22
Diluted earnings per share           0.12          0.13             0.20         0.22

(a) Diluted earnings per share is calculated by adjusting outstanding shares, assuming any dilutive effects of stock options and warrants.

NOTE 3.
Accounting for Compensation Programs

As at June 30, 2003 the Company had a stock-based compensation plan, which is described in the 2002 Annual Report. The Company does not record any compensation expense with respect to this plan.

Had compensation cost for the Company's stock-based compensation plan been determined using the fair value based method for awards at the grant date under the plan, the Company's net earnings and earnings per share (both basic and diluted) for the three months and six months ended June 30, 2003 and June 30, 2002 would have been reduced to the pro forma amounts of $3.7 million, $4.2 million, $6.4 million, $6.9 million, $0.11, $0.12, $0.19 and $0.22 respectively.

NOTE 4.
Differences in Accounting Between The United States of America and Canada

Re-pricing of Stock Options

The re-pricing of stock options that occurred in 2001 has resulted, under US GAAP, in variable plan accounting for the re-priced options. Under US GAAP, the Company would not have recorded a non-cash charge for the three months and six months ended June 30, 2003, but would have recorded a non-cash charge of $0.4 million and $2.2 million for the three months and six months ended
June 30, 2002. The charge would have no income tax consequences for the Company and would reflect the changes in the market price of the common shares.

Accordingly, the Company's net earnings, basic earnings per share and diluted earnings per share would have been unchanged for the three months and six months ended June 30, 2003 and reduced by $0.4 million and $2.2 million, $0.01 (both basic and diluted) and $0.07 (both basic and diluted) respectively for the three months and six months ended June 30, 2002.

NOTE 5.
Capital Stock

In June 2003, the Company issued 1,030,767 common shares to acquire the remaining 50% interest in a joint venture. As explained in Note 7, the transaction was valued at $7,177,000.

In March 2002, the Company issued 5,100,000 common shares for cash consideration of CAN $75,700,000 (US $47,441,000).

Average number of common shares outstanding

                                     Three months                    Six months
                              _________________________       _______________________
Period ended June 30                 2003          2002             2003         2002
_______________________________________________________       _______________________
                                        $             $                $            $
CDN GAAP - Basic               33,832,527    33,622,896       33,826,800   31,889,274
CDN GAAP - Diluted             33,912,232    34,249,454       33,885,377   32,348,349
U.S. GAAP -  Basic             33,832,527    33,622,896       33,826,800   31,889,274
U.S. GAAP -  Diluted           33,912,232    34,249,454       33,885,377   32,348,349

NOTE 6.
Financial Expenses

In thousands of US dollars

                                     Three months                    Six months
                              _________________________       _______________________
Period ended June 30                 2003          2002             2003         2002
_______________________________________________________       _______________________
                                        $             $                $            $
Interest on long-term debt          6,981         7,070           14,035       14,516
Interest on credit facilities         547           794              765        1,545
Other                                 446           108            1,025          994
Interest capitalized to
  property, plant and equipment      (150)         (100)            (300)        (200)
                                    _____         _____           ______       ______
                                    7,825         7,872           15,525       16,855
                                    _____         _____           ______       ______

NOTE 7.
Acquisition of business

On June 26, 2003, the Company acquired the remaining 50% common equity interest in Fibope Portuguesa Filmes Biorientados S. A.
(Fibope), a manufacturer and distributor of film products in Portugal.

The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets and liabilities based on their estimated fair values as at the date of the acquisition. The results of Fibope have been included in the Company's consolidated results from the date of acquisition. Previously, the Company had accounted for its investment in Fibope as a joint venture using the proportionate consolidation method.

The purchase price of $7.2 million was settled by the issuance of 1,030,767 common shares of the Company. The terms of the purchase agreement provide for either additional shares to be issued or a cash payment to be made to a maximum of $1.2 million, at the Company's option, if the value of the above shares is below a specified value on December 26, 2004. The issue of any additional shares will have no impact on the recorded amounts and any cash payment will reduce the recorded value of the capital stock of the Company.

The Company acquired assets with a fair value of $11.1 million, including approximately $3.4 million of goodwill, and assumed liabilities of $3.9 million, of which $2.2 million was interest-bearing debt.

NOTE 8.
Subsequent Event

During July 2003, the Company satisfied a contingent consideration arising from the September 1, 2000 acquisition of certain assets of Olympian Tape Sales, Inc. d/b/a United Tape Company (UTC), by making a $6 million cash payment to a third party. The cash payment and related expenses, net of amounts available under an escrow agreement created at the time of the acquisition, will be recorded in the third quarter of 2003 as an increase in the goodwill arising from the UTC acquisition.

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